

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Michael Riccio
Chief Financial Officer
Applied UV, Inc.
150 N. Macquesten Parkway
Mount Vernon, NY 10550

> **Re: Applied UV, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 28, 2023**
> **File No. 001-39480**

Dear Michael Riccio:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Manufacturing


cc:　　Jeffrey P. Wofford